SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13th Floor, One International Financial Centre, 1 Harbour View Street, Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Information contained in this Form 6-K

Attached to this Form 6-K as Exhibit 99.1 is the 2024 Annual Report of Prudential plc.

EXHIBIT INDEX

Exhibit	Description

99.1	2024 Annual Report of Prudential plc

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 26 March 2025	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Ben Bulmer
Name: Ben Bulmer

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